

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Eyal Cohen
Chief Executive Officer
BOS BETTER ONLINE SOLUTIONS LTD
147-20 184th St.,
Jamaica, NY 11413

> **Re: BOS BETTER ONLINE SOLUTIONS LTD**
> **Registration Statement on Form F-3**
> **Filed July 31, 2023**
> **File No. 333-273540**

Dear Eyal Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: R. Brian Brodrick